June 5, 2023


VIA E-MAIL


William J. Tuttle, P.C.
Kirkland & Ellis LLP
1301 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

Re:    Oaktree Gardens OLP, LLC, Form 10
       File Nos. 000-56548; 814- 01633

Dear Mr. Tuttle:

        On May 5, 2023, you filed a registration statement on Form 10 on behalf of
Oaktree Gardens OLP, LLC (the    Fund   ), in connection with the registration
of the Fund   s
common stock under Section 12(g) of the Securities Exchange Act of 1934 (the Exchange
Act   ). We have reviewed the registration statement, and have provided our comments
below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

         Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

        We note that the Fund is voluntarily registering shares of its common stock under
Section 12(g) of the Exchange Act. Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section
12(g)(1) of the Exchange Act. If our comments are not satisfactorily addressed within this
60-day time period, you should consider withdrawing the Fund   s Form 10 prior
to its
effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Fund chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Section 13(a) of the Exchange Act. Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.
 William J. Tuttle
June 5, 2023
Page 2

EXPLANATORY NOTE

1. In this section and later in the registration statement, the disclosure says the Fund intends to elect BDC status. Please revise to reflect that the Fund has elected BDC status. (page 1)

2. In the second paragraph, please disclose that the Fund will be subject to the proxy rules, in addition to the Exchange Act reporting obligations, upon effectiveness of the registration statement. (page 1)

3. Please add the following bullets to the prospective investors list, as applicable:

           a. The Fund   s common stock is not currently listed on an exchange,
and a
              secondary market is not expected to develop.

           b. Repurchases of common stock by the Fund, if any, are expected to be very limited.

           c. An investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame.

           d. Investment in the Fund is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Fund.

           e. The Fund intends to invest primarily in privately held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

           f. The privately held companies and below-investment-grade securities in which the Fund will invest will be difficult to value and are illiquid.

           g. The Fund has elected to be regulated as a BDC under the
Investment
              Company Act of 1940 (   1940 Act   ), which imposes numerous
restrictions
              on the activities of the Fund, including restrictions on leverage and on the nature of its investments.

REGISTRATION STATEMENT

Item 1. Business     Business

4. Under the heading,    Environmental, Social and Corporate Governance,
please:





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 William J. Tuttle
June 5, 2023
Page 3

           a. Disclose any other investment restrictions to the extent such restrictions exist;

           b. Identify examples of ESG criteria the Fund considers in its investment selection process; and,

           c. Clarify whether such ESG criteria are applied to all of the Fund s investments or only a specific selection of investments. (page 5)

5. Under the heading,    Investment Approach,    the third paragraph references
   non-
   control equity investments.    Please disclose what these entail. For
example, whether
   they are ownership positions with less than 50% investment or an investment in a junior tranche. (page 6)

6. Please include the term    junk bonds    in describing debt instruments that
will be rated
   below investment grade or which, if unrated, would be rated below investment grade if they were rated. (page 6)

7. Under the heading,    Investment Approach,    the second to the last
sentence in the third
    paragraph says,    We also seek to obtain limited registration rights in
connection with
    these investments, which may include    piggyback    registration rights.
 Please disclose
    what is meant by    piggyback    registration rights in plain English.
(page 6)

8. Under the heading,    Investment Process,    disclosure says the    Adviser
will also
    leverage its strong global market presence       Please reconcile this
statement with the
    earlier disclosure on page 6 that says the Fund will not invest in non-U.S. entities.
    (page 7)

9. Under the heading,    Investment Process     Screen,    disclosure says that
one screen
    involves a review of the    target   s performance against our SFDR
strategy (the    Article
    8 SFDR Strategy   ).    The disclosure does not otherwise describe the Fund
  s SFDR
    strategy. Please add disclosure that describes this strategy and briefly explains the
    SFDR. (page 7)

10. When discussing high yield instruments (below investment grade) please include the
    term    junk bonds    and state they are speculative. (page 8)

11. Under the heading,    Expenses,    disclosure says,    The Fund will bear
the costs of    (m)
    any exchange listing fees.    Disclosure elsewhere says this is a private
offering. Please
    reconcile and revise. (page 12)

12. Under the heading    Private Offering   , please supplementally explain:






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 William J. Tuttle
June 5, 2023
Page 4

           a. How having Subscription Agreements with different terms would comply with Section 18 under the 1940 Act (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends);

           b. Whether different terms in any Subscription Agreement could have a material, negative effect on other fund investors;

           c. Whether the terms of different Subscription Agreements will be disclosed to all fund investors, and how they will be disclosed including the timing of such disclosure;

           d. Whether the terms of these Subscription Agreements include preferential redemption or withdrawal rights; and

           e. Whether the terms of these Subscription Agreements have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.

13. Under the heading,    Item 2,    please add, adjacent to this section, a
fee table that
    conforms to requirements of Item 3 of Form N-2 as such disclosure will be helpful to investors. (page 88)

GENERAL COMMENTS

14. We note that portions of the filing, including the Fund   s financial
statements, are
    incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

15. Response to this letter should be in the form of an amendment filed under the
    Securities Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no
    change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

16. Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

17. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




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 William J. Tuttle
June 5, 2023
Page 5

                                      *******

        Should you have any questions regarding this letter, please feel free to contact me at (202) 551-6478.

                                                             Sincerely,

                                                             /s/ Ashley
Vroman-Lee

                                                             Ashley Vroman-Lee
                                                             Senior Counsel

cc:    Michael J. Spratt, Assistant Director
       Thankam Varghese, Branch Chief





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